UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 000-54149

Bridgeport Ventures Inc.
(Translation of registrant's name into English)

1000 - 36 Toronto Street, Toronto, Ontario M5C 2C5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	News Release Dated December 10, 2010

99.2	Amended & Restated Technical Report - Nevada Gold Project

99.3	Amended & Restated Technical Report - Rosario Copper-Gold Project

99.4	Material Change Report Dated December 20, 2010

99.5	Material Change Report Dated January 7, 2011

99.6	Warrant Indenture Dated as of December 20, 2010

99.7	Amended and Restated Warrant Indenture Dated as of December 20, 2010

99.8	News Release Dated January 10, 2011

99.9	News Release Dated March 8, 2011

99.10	News Release Dated March 17, 2011

99.11	News Release Dated May 20, 2011

99.12	News Release Dated June 22, 2011

99.13	News Release Dated July 19, 2011

99.14	ON Form 13-502F1 (Class 1 Reporting Issuers Participation Fee)

99.15	Annual Financial Statements for the year ended April 30, 2011

99.16	Management's Discussion and Analysis for the year ended April 30, 2011

99.17	CEO Certification

99.18	CFO Certification

99.19	Notice of the Meeting and Record Date

99.20	Supplemental Mailing List Form

99.21	Notice of the Meeting

99.22	Management Information Circular

99.23	Form of Proxy

99.24	Certificate Re Dissemination to Shareholders

99.25	Report of Voting Results

99.26	News Release Dated October 5, 2011

99.27	News Release Dated June 28, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIDGEPORT VENTURES INC.
(Registrant)

Date: July 17, 2012	By:	/s/ Carmelo Marrelli

Carmelo Marrelli
	Title:	Chief Financial Officer